The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

September 19, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice Regarding Revised Plan for Restoring Sound Management</u>

<u>Notice Regarding Summary for Revised Plan for Restoring Sound Management</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 9/25

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature: Naoya Takeuchi]

Name : Naoya Takeuchi
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

September 19, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Revised Plan for Restoring Sound Management

Notice Regarding Summary for Revised Plan for Restoring Sound Management

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Naoya Takeuchi
Title: Joint General Manager

Summary of Revised Plan for Restoring Sound Management

September 2003

The Sumitomo Trust & Banking Co., Ltd.

1. Plans for efficient management

(1) Overview of business model and management strategy


Financial institution providing sophisticated investment management and precise operation with integrated services of trust and banking function
As an essential financial intermediary, the Bank offers versatile services to customers and help to build the infrastructure for Japanese asset management as well as custodial sercvice industries.


Individual customers
Institutional investors (Corporate pension, public pension, etc.)
Loan trust, Deposits, Mutual funds, etc.
Pension trust, Designated money trust
The Sumitomo Trust & Banking
Information processing
Custody, stock transfer,
Corporate and individual customers, and institutional investors
Loans
Investment
Corporate and individual customers
Stocks and bonds issued by corporate customers

(2) Response to the business improvement administrative order

- The Sumitomo Trust & Banking Co., Ltd. ("The Bank") received a business improvement administrative order from FSA due to a considerable divergence between the Bank's actual net income for the fiscal year 2002 and its projection set out in the plan for restoring sound management.
  (Projection: 33.6 billion yen, Actual: -56.5 billion yen)
- Main factors are the increase of credit costs for proactive disposal of non-performing loans and losses on stocks in accordance with drop in share prices.
- In order to improve the profitability of the Bank, the Bank will increase gross business profit, and reduce its cost by accelerating the revised restructuring plan set in July 2002 and by pursuing further cost cutting.

⇒ Further cost reduction effect compared to July 2002 revised restructuring plan

(in billions of Yen)

	FY2002	FY2003	FY2004	Total from FY2002toFY2004	FY2005	FY2006
Aug. 2001 Plan (A)	124.8	124.8	124.6	-	-	-
July 2002 Revised plan (B)	123.8	119.8	114.6	-	-	-
Change (B) - (A)	-1.0	-5.0	-10.0	-16.0	-	-
Sep. 2003 Revised plan (C)	(Actual) 116.3	116.0	114.5	-	114.0	113.5
Change (C) - (B)	(Actual) -7.5	-3.8	-0.1	approx. -11.5	-	-
Change from FY2002 (Actual)	-	-0.3	-1.8	-	-2.3	-2.8

(3) Plan for efficient management

- While implementing strategic investment, the Bank will seek to reduce costs through effective operations.

(%)

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Over head ratio	42	44	44	43	41

- Personnel expenses + Non-personnel expenses: Reducing 2.8 billion yen in FY2006 compared with FY2002

(in billions of Yen)

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Personnel expenses + Non-personnel expenses	111.3	111.0	109.5	109.0	108.5

1. Personnel expenses

- Though the introduction of new personnel system, personnel expenses are projected to be decreased by 1.2 billion yen in FY2006 compared with FY 2002.

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Personnel expenses (in billions of Yen)	47.4	47.2	46.4	46.4	46.2
Number of employees	4,991	4,990	4,950	4,950	4,950

2. Non-personnel expenses

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Non-personnel expenses	63.9	63.8	63.1	62.6	62.3
Excluding IT investments	14.8	15.0	15.0	14.8	14.8

2. Summary of financial highlight and projection

(in billions of Yen)

	FY2002 (Actual)	FY2003 (Projection)	FY2004 (Projection)	FY2005 (Projection)	FY2006 (Projection)
Gross profit	254.9	251.0	254.5	259.0	273.5
Expenses	116.3	116.0	114.5	114.0	113.5
Net business profit before credit costs (*1)	158.8	145.0	145.0	150.0	165.0
Credit costs (*2)	85.9	60.0	40.0	30.0	30.0
Net gains on stocks	-127.7	-17.0	-5.0	0.0	0.0
Net operating profit	-68.3	58.0	90.0	110.0	125.0
Net income	-56.5	35.0	54.0	66.0	75.0
Over head ratio (*3)	42.26%	44.44%	44.12%	43.18%	40.75%

(*1) Net business profit before credit costs = Net business profit before trust a/c credit costs and net transfer to general reserve
(*2) Credit costs = Banking a/c credit costs + Trust a/c credit costs + Net transfer to general reserve
(*3) Over head ratio = Expenses/ Gross business profit before trust a/c credit costs

<Assumption for the plan>

The Bank assumes that low interest rate and deflationary environment will last. Thus, the Banks expects moderate growth of gross profit. For such an environment, the Bank plans to generate stable growth of net income through minimizing downside risks such as cross shareholdings and credit costs.

3. Plans for development of corporate governance

(1) Corporate mission

- Asset management financial institution providing sophisticated investment management and precise operarion

(2) Corporate governance actions

- June 1999 Adoption of executive officer system
- April 2000 Adoption of business group system
- June 2003 Establishment of Corporate Social Responsibility (CSR), Social Responsibility Office
- July 2003 Establishment of the hotline for compliance-related issues

Organization



General Meeting of Shareholders
Board of statutory Auditors
Statutory Auditors
Board of Directors
Executive Committee
Group President Committee
ALM Committee
Credit Risk Committee
Pension Fund Investment Committee
Trust Fund Investment Committee
Public Fund Investment Committee
Head Quarters
Retail Financial Services Group
Wholesale Financial Services Group
Treasury and Financial Products Group
Fiduciary Services Group
Real Estate Group

4. Dividend policy

In order to improve the quality of capital, the Bank plans to reserve its profit in retained earnings. The annual dividend for common stock was 3.00 yen for FY2002 and the Bank plans to distribute 4.00 yen and 6.00 yen for FY2003 and FY2004 respectively.

5. Plans for credit business

(1) Basic plans

- The Bank rebalances and optimizes its loan portfolio through (1) increase of relationship-based loans, (2) disposition and collection of bad debt, (3) appropriate loan pricing to match the credit risk, (4) diversification of portfolio and (5) enhancement of investment into market-based products (mainly high-rating asset backed securities).
- Responding to various advanced financial needs of customers, the Bank enhances structured finance services. The Bank also establishes a leading position in the secondary loan market through the proactive investment.

(2) Other plans

- The Bank takes full advantage of trust function for new types of funding such as securitization of receivables, claims, and real estate.
- In January 2002, the bank established BUSINEXT Corporation with AIFUL Corporation to promote the credit granting in SOHO(small office home office) market, and to support small businesses.

(3) Projection for loan amount in FY2003

- Reflecting slow demand for loans, domestic loans will decrease by 25.6 billion yen. As for the loans to small to mid-sized corporations, the Bank plans to increase the exposure by 1.0 billion yen.

6. Plans for redemption of public fund

The Bank plans to redeem the public fund by the end of Mar. 2005. To achieve that goal, the Bank will enhance the quality and quantity of the capital.

1. The Bank's target is to maintain the level of 10% of BIS capital adequacy ratio and 6% of Tier1 ratio, ever after the repayment of public fund.
2. To refinance 100 billion yen of termed subordinated bond (public fund), the Bank will raise subordinated debt mostly in the domestic public bond market.
3. The management of the Bank put the highest priority on the unwinding of cross shareholdings to reduce the financial downside risk .The Bank plans to sell its cross shareholdings down to 300 billion yen, targeting in March 2006.

The Bank projects to increase its retained earnings to more than 100 billion yen as of March 2005 for the redemption of 100 billion yen preferred stock (public fund).

Retained earnings (in billions of yen)

Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007
79.4	108.2	154.6	211.1	276.6

7. Plan for sound management and financial strength

(1) Risk management

- The Bank gives one of the highest priorities to upgrade its risk management system.

Risk management system



Shareholders' meeting
Board of Directors
Board of statutory Auditors
Statutory Auditors
Executive Committee
Product Screening Committee (Evaluation of new products and new services)
Direct Reporting
Credit Risk Committee
ALM Committee
Compliance Committee
Operations Risk Committee
Credit Risk
Market Risk
Liquidity Risk
Compliance Risk
Legal Risk
Operations and System Risk
Event Risk
Corporate Planning Department (in charge of comprehensive risk management)
Risk managing function
Risk Management Department
Legal Department
IT & Business Processing Department
Corporate Administration Department
Internal Audit Department
Other Departments and Branches

(2) Asset quality

- Non-performing loan ratio (Risk managed loan amount / Total loan balance) and Credit cost ratio (Credit cost / Total loan balance)

	FY2000	FY2001	FY2002
Non-performing loan ratio	4.99%	6.34%	3.73%
Credit cost ratio	1.38%	0.98%	0.80%

(* Banking *a/c* and *principal guaranteed* trust *a/c* combined)

- The Bank will improve its asset quality through proactive final disposal of non-performing loans.
- The Bank also plans to contribute corporate customers' revival through various procedures including the collaboration with Industrial Revitalization Corporation of Japan.

Revised Plan for Restoring Sound Management

The Sumitomo Trust and Banking Co., Ltd

September, 2003

Table of Contents

			Page
1	Basic assumptions of economic environment	-----	1
2	Financial highlights and projection	-----	2,3
3	Ending balance of principal-guaranteed trust account	-----	4
4	Financial highlights (Consolidated)	-----	5
5	BIS capital adequacy ratio (Non-consolidated)	-----	6
6	BIS capital adequacy ratio (Consolidated)	-----	7
7	Breakdown of net business profits before credit costs	-----	8
8	Restructuring Plan	-----	9
9	Subsidiaries and affiliated companies	-----	10
10	Change in loan amount	-----	11
11	Income projection	-----	12
12	Classified assets under Financial Reconstruction Law - Banking account	-----	13
13	Classified assets under Financial Reconstruction Law - Trust account	-----	14
14	Coverage ratios of loans classified under Financial Reconstruction Law	-----	15
15	Information on risk-managed loans	-----	16
16	Breakdown of credit costs	-----	17
17	Bankruptcies during FY2002	-----	18
18	Summary of unrealized gains/losses as of Mar. 2003 (Non-consolidated)	-----	19
19	Summary of unrealized gains/losses as of Mar. 2003 (Consolidated)	-----	20
20	Derivative transactions	-----	21

Basic assumptions of economic environment

The Bank uses the assumption in the table for the plan of restoring sound management.

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Over night call rate (%)	0.001	0.001	0.010	0.040	0.070
3-month Tibor (%)	0.060	0.060	0.100	0.190	0.260
10-year JGB (%)	0.640	0.640	0.790	0.960	1.110
Foreign Exchange Rate (Yen/ U.S.$)	120.15	120.15	120.15	120.15	120.15
Stock Price (Nikkei 225) (Yen)	8,169	8,169	8,169	8,169	8,169

(Note) The figures in the table above are the last price of the end of each fiscal year. (The stock price of Mar. 2003 is the average of daily cl during Mar. 2003, which is the last month for FY2002.)

Main scenario

Japanese economy will recover modestly although, the deflationary environment will last.

(Interest rate)

Interest rates will stay low, while there will be gradual increase in FY2004 and after.

(Foreign exchange rate)

120.15 Yen (as of Mar. 31, 2003)

(Nikkei 225)

8,169 Yen (Average during Mar. 2003)

(Others)

Land prices will bottom out during FY2003 and stay flat.

Financial highlights and projection

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Balance sheet <Figures in assets and liabilities are on the ending balance basis, Stock holders' equities are on the average balance basis> (in billions of Yen)					
Total assets	15,633.1	15,620.0	15,880.0	16,010.0	16,210.0
Loans and bills discounted	8,838.3	9,230.0	9,450.0	9,500.0	9,560.0
Investment securities	4,572.1	3,760.0	3,800.0	3,880.0	4,020.0
Trading assets	292.9	300.0	300.0	300.0	300.0
Deferred tax assets	266.8	235.8	199.8	155.8	105.8
Total liabilities	14,924.6	14,970.0	15,190.0	15,260.0	15,400.0
Deposits and NCD	9,801.9	9,820.0	10,110.0	10,150.0	10,230.0
Bonds	–	–	–	–	–
Trading liabilities	6.8	10.0	10.0	10.0	10.0
Deferred tax liabilities	–	–	–	–	–
Deferred tax liabilities on revaluation reserve for land	2.1	2.1	2.1	2.1	2.1
Stockholders' equity	638.5	680.1	727.5	784.0	849.5
Common stock and preferred stock	287.0	287.0	287.0	287.0	287.0
Capital surplus	240.4	240.4	240.4	240.4	240.4
Legal retained earnings	44.5	45.6	46.5	46.5	46.5
Retained earnings other than legal retained earnings	79.4	108.2	154.6	211.1	276.6
Revaluation reserve for land, net of tax	3.2	3.2	3.2	3.2	3.2
Net unrealized gains/ losses on available-for-sale securities, net of tax	-11.7	–	–	–	–
Treasury stock	-4.3	-4.3	-4.3	-4.3	-4.3

Summary of financial results: (in billions of Yen)

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Gross profits	254.9	251.0	254.5	259.0	273.5
Trust fees	71.3	71.0	75.0	75.0	77.0
Trust fees from loan trusts and Jointly Operated Money Trust	41.4	34.0	30.0	26.0	22.0
Trust a/c credit costs (A)	20.3	10.0	5.0	5.0	5.0
Interest income	273.5	210.0	214.0	222.0	229.0
Interest expenses	120.3	80.0	90.0	98.0	98.0
Net fees and commissions	18.4	24.0	30.0	36.0	41.0
Net gains on trading	7.6	7.0	7.0	7.0	7.0
Others	4.3	19.0	18.5	17.0	17.5
Net capital gains on bonds	-0.8	15.0	15.0	12.0	12.0
Net business profit before credit costs (B)+(A)+(C)	158.8	145.0	145.0	150.0	165.0
Net business profit (Gyomu Jun-eki) (B)	133.4	135.0	140.0	145.0	160.0
Net transfer to general reserve (C)	5.1	–	–	–	–
General and administrative expenses	116.3	116.0	114.5	114.0	113.5
Personnel expenses	47.4	47.2	46.4	46.4	46.2
Non-personnel expenses excluding taxes	63.9	63.8	63.1	62.6	62.3
Banking a/c net credit costs	60.4	50.0	35.0	25.0	25.0
Net gains on stocks	-127.7	-17.0	-5.0	–	–
Losses on devaluation of stocks	100.9	17.0	5.0	–	–
Net operating income	-68.3	58.0	90.0	110.0	125.0
Extraordinary income	26.6	–	–	–	–
Extraordinary expenses	62.9	–	–	–	–
Income taxes (current)	0.1	–	–	–	–
Income taxes (deferred)	-48.3	23.0	36.0	44.0	50.0
Net income	-56.5	35.0	54.0	66.0	75.0

Cash dividends (in billions of Yen)

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Profit available for dividends	61.2	102.8	150.2	206.7	272.2
Dividend (including interim dividend)	5.1	6.5	9.5	9.5	9.5
Dividend (common stock)	4.3	5.8	8.7	8.7	8.7
Dividend (preferred stock - public fund)	0.7	0.7	0.7	0.7	0.7
Dividend (preferred stock - others)	–	–	–	–	–
Dividend per share (Yen)	3.00	4.00	6.00	6.00	6.00
Dividend ratio (preferred stock - public fund) (%)	0.76	0.76	0.76	0.76	0.76
Dividend ratio (preferred stock - others) (%)	–	–	–	–	–
Dividend payout ratio (%)	–	18.57	17.59	14.39	12.66

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Managerial indicator: Yield rates and margins are on three major accounts basis.					(%)
Average yield on interest-earning assets (A)	1.88	1.50	1.50	1.54	1.57
Loans and bills discounted	1.53	1.32	1.34	1.38	1.40
Bonds	2.75	2.22	2.28	2.31	2.33
Average yield on interest-bearing liabilities (C)	1.42	1.22	1.30	1.35	1.35
Deposits (including NCD) (D)	0.32	0.21	0.23	0.25	0.26
Expense ratio (E)	0.85	0.92	0.93	0.94	0.95
Personnel expense ratio	0.34	0.37	0.37	0.38	0.38
Non-personnel expense ratio	0.47	0.50	0.51	0.51	0.52
Interest margin (A) -(C)	0.46	0.27	0.20	0.18	0.21
Interest margin on loans/deposits(B)-(D)-(E)	0.34	0.18	0.17	0.18	0.19
<Gross interest margin on loans/deposits (B)-(D)>(Note1)	1.20	1.10	1.10	1.13	1.14
Non-interest income ratio	39.89	48.20	51.27	52.12	52.10
OHR (Expenses/ Gross profit before trust a/c credit costs)	42.26	44.44	44.12	43.18	40.75
ROE (Net business profit before credit cost/ stockholders' equity) (Note2)	23.36	21.79	20.60	19.84	20.20
ROA (Net business profit before credit costs/ total assets in banking a/c)	1.01	0.95	0.94	0.96	1.04

(Note 1) As costs arising from operations other than commercial lending/borrowing, such as pension businesses, are included in the calculation of the interest spread of trust banks. "Gross interest margin" is also shown as a reference.

(Note 2) Figures in Stockholders' equity are on an average balance after the net of "Net Unrealized Losses of Other Available-for-Sale Securities".

Ending balance of principal-guaranteed trust account

	Mar. 2003 Actual	Mar. 2004 Projection	Mar. 2005 Projection	Mar. 2006 Projection	Mar. 2007 Projection
Jointly-operated money trusts (ending balance)					(in billions of Yen)
Total assets	971.0	970.0	970.0	970.0	970.0
Loans	280.5	280.0	280.0	280.0	280.0
Securities	168.3	170.0	170.0	170.0	170.0
Others	522.0	520.0	520.0	520.0	520.0
Total liabilities	971.0	970.0	970.0	970.0	970.0
Principal	968.7	968.0	968.0	968.0	968.0
Others	2.2	2.0	2.0	2.0	2.0

Loan trust (in billions of Yen)

Total assets	2,137.9	1,360.0	1,060.0	880.0	730.0
Loans	1,263.3	900.0	700.0	500.0	350.0
Securities	116.5	120.0	120.0	120.0	120.0
Others	758.0	340.0	240.0	260.0	260.0
Total liabilities	2,137.9	1,360.0	1,060.0	880.0	730.0
Principal	2,110.7	1,340.0	1,050.0	870.0	720.0
Others	27.2	20.0	10.0	10.0	10.0

Financial highlights (consolidated)

	FY2001 Actual	FY2002 Actual	FY2003 Projection
Balance sheet <ending balance>			(in billions of Yen)
Total assets	16,704.0	15,779.7	
Loans and bills discounted	8,922.4	9,143.1	
Investment securities	5,069.8	3,458.2	
Trading assets	515.8	679.9	
Deferred tax assets	250.3	279.4	
Minority interests	88.2	89.0	
Total liabilities	15,956.0	15,062.8	
Deposits	9,774.0	10,257.4	
Bonds	—	—	
Trading liabilities	203.0	330.4	
Deferred tax liabilities	0.0	0.1	
Deferred tax liabilities on revaluation reserve for land	3.6	3.7	
Stockholders' equity	659.6	627.8	
Common stock and preferred stock	284.0	287.0	
Capital surplus	237.4	240.4	
Retained earnings	195.0	114.1	
Revaluation reserve for land, net of tax	5.8	5.6	
Net unrealized gains/losses of available-for-sale securities	-57.0	-11.3	
Foreign currency transaction adjustment	-1.4	-3.7	
Treasury stock	-4.2	-4.3	

Summary of financial results			(in billions of Yen)
Operating income	715.8	562.6	570.0
Trust fees	80.4	71.3	
Interest fees	329.9	270.6	
Fees and commissions received	61.0	59.4	
Trading income	5.3	8.0	
Other business income	192.1	123.2	
Other operating income	46.9	29.8	
Operating expenses	772.6	628.8	507.0
Interest expenses	225.0	119.0	
Fees and commissions paid	24.6	23.3	
Trading expenses	0.6	0.4	
Other business expenses	151.1	118.9	
General and administrative expenses	134.8	135.1	
Other Operating expenses	236.2	231.8	
Write-off	31.8	40.6	
Reserves	56.8	9.6	
Net transfer to general reserve	5.3	5.0	
Net transfer to specific loan loss reserve	53.3	4.7	
Net operating income	-56.7	-66.1	63.0
Extraordinary income	8.4	2.7	
Extraordinary expense	8.1	63.0	
Income before income taxes	-56.4	-126.4	
Income taxes (current)	4.5	1.0	
Income taxes (deferred)	-22.5	-57.4	
Minority interest in net income	3.9	2.9	
Net income	-42.4	-72.9	37.0

BIS capital adequacy ratio

(Non-consolidated basis)

	Mar. 2003 Actual	Mar. 2004 Projection	Mar. 2005 Projection	Mar. 2006 Projection	Mar. 2007 Projection
					(in billions of Yen)
Capital	287.0	287.0	287.0	287.0	287.0
Preferred stock (Non-cumulative) (Note 1)	50.0	50.0	50.0	50.0	50.0
Capital surplus	240.4	240.4	240.4	240.4	240.4
Legal retained earnings	45.6	46.5	46.5	46.5	46.5
Retail earnings other than legal retained earnings	68.8	96.3	140.7	197.2	262.7
Net income carried forward	4.3	4.3	4.3	4.3	4.3
Others	83.0	83.0	83.0	83.0	83.0
Preferred securities (Note 2)	83.0	83.0	83.0	83.0	83.0
Net unrealized gains/ losses of available-for-sale securities, net of tax	11.7	—	—	—	—
Treasury stock	-4.3	-4.3	-4.3	-4.3	-4.3
Goodwill	—	—	—	—	—
Tier I	713.2	753.3	797.8	854.3	919.8
(Tax effect amount)	(266.8)	(235.8)	(199.8)	(155.8)	(105.8)
Unrealized gains of securities (55% discounted)	—	—	—	—	—
Revaluation surplus of land (55% discounted) (Note 3)	2.4	2.4	2.4	2.4	2.4
General reserve	87.5	87.5	87.5	87.5	87.5
Perpetual subordinated debt	104.5	128.6	128.6	99.1	99.1
Others (Note 4)	0.0	0.0	0.0	0.0	0.0
Upper Tier II	194.5	218.6	218.6	189.1	189.1
Termed subordinated debt (Note 5)	314.3	380.6	347.8	314.0	314.0
Others	—	—	—	—	—
Lower Tier II	314.3	380.6	347.8	314.0	314.0
Tier II	508.8	599.2	566.4	503.1	503.1
(amount included into Tier II)	(508.8)	(595.3)	(566.4)	(503.1)	(503.1)
Tier III	—	—	—	—	—
Deductible items	0.8	0.8	0.8	0.8	0.8
Deduction	1,221.1	1,347.8	1,363.4	1,356.6	1,422.1
					(in billions of Yen)
Total risk-adjusted assets	11,496.5	11,650.0	11,650.0	11,650.0	11,650.0
On-balance-sheet items	10,440.5	10,550.0	10,550.0	10,550.0	10,550.0
Off-balance-sheet items	993.7	1,000.0	1,000.0	1,000.0	1,000.0
Others (Note 6)	62.2	100.0	100.0	100.0	100.0
					(%)
BIS capital adequacy ratio	10.62	11.56	11.70	11.64	12.20
Tier I ratio	6.20	6.46	6.84	7.33	7.89

(Note 1) Amount included in capital from 100 billion public funds in the form of preferred stock

(Note 2) Preferred securities totaling 83 billion yen were issued in Mar. 1999 , by subsidiary in Cayman Islands.

(Note 3) 45% of revaluation gain on land is included in Tier II.

(Note 4) Mandatory exchangeable subordinated notes issued in June 1997.

(Note 5) Although 100 billion yen medium-term subordinated bonds is scheduled to be redeemed by the end of Mar. 2006 (first optional redemption date), the Bank is planning to pay it back by the end of Mar. 2005.

(Note 6) Amount of market risk equivalent/ 0.08 (8%)

BIS capital adequacy ratio

(Consolidated basis) (in billions of Yen)

	Mar. 2003 Actual	Mar. 2004 Projection	Mar. 2005 Projection	Mar. 2006 Projection	Mar. 2007 Projection
Capital	287.0	287.0	287.0	287.0	287.0
Preferred stock (Non-cumulative) (Note 1)	50.0	50.0	50.0	50.0	50.0
Capital surplus	240.4	240.4	240.4	240.4	240.4
Retail earnings other than legal retained earnings	109.0	139.4	185.9	244.4	311.9
Minority interest	89.0	89.0	89.0	89.0	89.0
Preferred securities (Note 2)	83.0	83.0	83.0	83.0	83.0
Net unrealized gains/ losses of available-for-sale securities, net of tax	11.2	–	–	–	–
Treasury stock	-4.3	-4.3	-4.3	-4.3	-4.3
Foreign currency transaction adjustment, net of tax	-3.7	-3.7	-3.7	-3.7	-3.7
Goodwill	–	–	–	–	–
Others	–	–	–	–	–
Tier I	706.1	747.8	794.3	852.8	920.3
(Tax effect amount)	(279.4)	(246.1)	(208.8)	(163.4)	(112.1)
Unrealized gains of securities (55% discounted)	–	–	–	–	–
Revaluation surplus of land (55% discounted) (Note 3)	4.1	4.1	4.1	4.1	4.1
General reserve	88.2	88.2	88.2	88.2	88.2
Perpetual subordinated debt	104.5	128.6	128.6	99.1	99.1
Others (Note 4)	0.0	0.0	0.0	0.0	0.0
Upper Tier II	197.0	221.1	221.1	191.6	191.6
Termed subordinated debt (Note 5)	314.3	380.6	347.8	314.0	314.0
Others	–	–	–	–	–
Lower Tier II	314.3	380.6	347.8	314.0	314.0
Tier II	511.3	601.7	568.9	505.6	505.6
(amount included into Tier II)	(511.3)	(595.0)	(568.9)	(505.6)	(505.6)
Tier III	–	–	–	–	–
Deductible items	3.5	3.5	3.5	3.5	3.5
Total capital	1,213.9	1,339.3	1,359.7	1,354.9	1,422.4

(in billions of Yen)

Total risk-adjusted assets	11,580.8	11,750.0	11,750.0	11,750.0	11,750.0
On-balance-sheet items	10,474.8	10,600.0	10,600.0	10,600.0	10,600.0
Off-balance-sheet items	1,042.6	1,050.0	1,050.0	1,050.0	1,050.0
Others (Note 6)	63.3	100.0	100.0	100.0	100.0

(%)

BIS capital adequacy ratio	10.48	11.39	11.57	11.53	12.10
Tier I ratio	6.09	6.36	6.76	7.25	7.83

*(Note 1 to 6): See Notes in non-consolidated basis for explanation.

Breakdown of net business profits before credit costs (Note 1)

(Non-consolidated basis) (in billions of Yen)

	FY2001 Actual (Note 2)	FY2002 Actual	FY2003 Projection
Retail financial services	61.3	3.6	3.3
Wholesale financial services		66.2	56.4
Treasury and financial products	57.6	64.0	56.3
Fiduciary services	22.1	18.9	20.5
Pension asset management	14.7	15.8	19.0
Securities processing services	0.9	0.6	0.0
Stock transfer agency services	6.5	2.6	1.6
Real estate	9.2	6.1	8.4
Total (Net business profit before credit costs)	150.2	158.8	145.0

(Consolidated basis) (Note 3) (in billions of Yen)

	FY2001 Actual (Note 2)	FY2002 Actual	FY2003 Projection
Retail financial services	62.8	4.4	4.0
Wholesale financial services		66.7	57.3
Treasury and financial products	57.6	64.0	56.3
Fiduciary services	28.8	22.3	26.8
Pension asset management	14.4	15.8	19.0
Securities processing services	7.8	2.7	2.7
Stock transfer agency services	6.5	3.8	5.2
Real estate	9.5	6.2	8.5
Total (Net business profit before credit costs)	158.7	163.5	153.2

(Note 1) "Business Group" management system was introduced since April 2000, and the above new breakdown shows the profit by each business group.

(Note 2) The Bank reclassified its Consumer and Corporate Customer Group and Global Credit Investment Group into Wholesale Financial Services Group and Retail Financial Services Group on April 2002. The figures for those two groups as of Mar. 2002 are aggregated.

(Note 3) Figures on a consolidated basis are used for internal managerial accounting, and differ from those used for the purpose of financial accounting.

Restructuring Plan

	Mar. 2003 Actual	Mar. 2004 Projection	Mar. 2005 Projection	Mar. 2006 Projection	Mar. 2007 Projection
Number of executives and regular employees					
Number of directors and auditors	18	18	18	18	18
Directors (of which part-time)	13(0)	13(0)	13(0)	13(0)	13(0)
Statutory auditors (of which part-time)	5(2)	5(2)	5(2)	5(2)	5(2)
Number of employees (Note 1)	4,991	4,990	4,950	4,950	4,950

(Note 1) The figure includes clerical staff and staff dispatched to other companies, but excludes part-timers.

Number of branches and subsidiaries

Number of domestic branches (Note 1)	51	51	50	50	50
Number of domestic branches (Note 2)	3	4	4	4	4
Number of overseas subsidiaries	3	3	3	3	3

(Note 1) The figure excludes satellite offices.

(Note 2) The figure excludes representative offices.

	FY2002 Actual	FY2003 Projection	FY2004 Projection	FY2005 Projection	FY2006 Projection
Personnel expenses					
Personnel expenses (in millions of Yen)	47,401	47,200	46,400	46,400	46,200
of which remuneration (in millions of Yen)	28,001	27,900	27,700	27,700	27,500
Average monthly salary of employees (in thousands of Yen)	415	416	416	416	416

(Note 1) Average age of employees is 39.1 years old as of Mar. 2003.

Salary and bonus for directors (in millions of Yen)

Salary and bonus for directors	356	370	385	385	385
Salary	349	368	385	385	385
Bonus	7	2	0	0	0
Average salary and bonus for directors	22	22	22	22	22
Average retirement allowance for directors	28	50	50	50	50

Non-personnel expenses (in millions of Yen)

Non-personnel expenses	63,905	63,800	63,100	62,600	62,300
IT expenses (Note 1)	14,834	15,000	15,000	14,800	14,800
Excluding IT expenses	49,071	48,800	48,100	47,800	47,500

(Note 1) Including leasing fees

Personnel expenses + Non-personnel expenses (in millions of Yen)

Personnel expenses + Non-personnel expenses	111,306	111,000	109,500	109,000	108,500

Subsidiaries and affiliated companies (Note 1)

(in billions of Yen / Million USD for STB Delaware Funding Trust I)

Company Names	Established	Primary Business	Latest Settlement	Total Assets	Debt	Debt from the Bank	Shareholders' equity	Capital from the Bank	Net operating income	Net income	Subsidiary or Affiliates
The Sumishin Shinko Company Limited	*June 1948*	*Property maintenance*	*Mar. 2003*	*12.7*	*5.8*	*5.5*	*2.3*	*0.0*	*0.1*	*0.0*	*Subsidiary*
Sumishin Card Company, Limited	June 1983	Credit cards	Mar. 2003	23.9	4.1	2.6	1.8	0.0	0.1	0.0	Subsidiary
Sumishin Reality Company, Limited	Jan. 1986	Residential brokerage	Mar. 2003	4.3	0.9	0.9	2.2	0.0	0.2	0.1	Subsidiary
Japan TA Solutions, Ltd.	July 1998	Development and management of systems/ operations of entrusted data processing	Sep. 2003	26.2	22.5	22.5	3.1	3.2	-0.8	-0.8	Subsidiary
STB Delaware Funding Trust I	May 1998	Finance services	Dec. 2002	114	0	0	-5	4	-0	-0	Subsidiary
STB Leasing Co., Ltd.	July 1985	General leasing	Mar. 2003	397.3	321.3	100.4	10.6	0.1	3.0	2.3	Affiliates
Japan Trustee Information Systems Ltd.	Nov. 1988	Information technology	Mar. 2003	33.1	32.0	11.6	0.4	0.0	0.1	0.1	Affiliates
BUSINEXT CORPORATION (Note 2)	*Jan. 2001*	*Finance services*	*Mar. 2003*	*15.5*	*14.7*	*14.7*	*0.6*	*1.6*	*-0.5*	*-0.6*	*Affiliates*

(Note 1) The subsidiaries/ affiliates to which the Bank had more than 100 million yen of exposure as of Mar. 2003 are listed up here.

(Note 2) Financial services focusing on SOHO (Small office, Home office) market which has not been covered by usual banking business.

Change in loan amount

Amount

		Mar. 2003 Actual (A)	Mar. 2004 Projection (B)
		(in billions of Yen)	
Domestic loans	including impact loans	10,127.8	10,102.2
	excluding impact loans	10,025.4	9,999.8
Loans to small to mid-sized corporations	including impact loans	2,542.5	2,543.5
	excluding impact loans	2,483.9	2,484.9
Loans with guarantees by Credit Guarantee Corporations		0.0	0.0
Loans to individual customers		1,218.9	1,243.3
residential mortgage loans		788.3	860.6
Others		6,366.4	6,315.4
Overseas loans		584.2	559.8
Total		10,712.0	10,662.0

Changes - excluding impacts of factors mentioned in the table at the bottom

		Mar. 2003 Actual (Note)	Mar. 2004 Projection (B)-(A)+(C)
		(in billions of Yen)	
Domestic Loans	including impact loans	113.2	-25.6
	excluding impact loans	118.2	-25.6
Loans to small to mid-sized corporations	including impact loans	38.4	1.0
	excluding impact loans	20.9	1.0

Factors that affected figures on "Changes" table

	FY 2003 Projection (C)
	(in billions of Yen)
Net losses from direct write-offs	
Partial direct write-offs	
Losses on sale of loans to CCPC	
Losses on sale of loans to RCC	
Losses on sale of loans to other parties	
Others	
Outright sale	
Total	

Income projection

(in billions of Yen)

	FY2002	FY2003	FY2004	FY2005	FY2006
Main Scenario (A) (Net business profit before credit costs)	158.8	145.0	145.0	150.0	165.0

Main scenario

Japanese economy will recover modestly although deflationary environment will last.
Interest rate will stay low, while there will be gradual increase in interest rate in FY2004 and after.

		Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007
Over night call rate	(%)	0.001	0.001	0.010	0.040	0.070
3-month Tibor	(%)	0.060	0.060	0.100	0.190	0.260
10-year JGB	(%)	0.640	0.640	0.790	0.960	1.110
Foreign Exchange Rate (Yen/ U.S.$)		120.15	120.15	120.15	120.15	120.15
Stock Price (Nikkei 225)	(Yen)	8,169	8,169	8,169	8,169	8,169

Projection under different scenarios (in billions of Yen)

	FY2002	FY2003	FY2004	FY2005	FY2006
Optimistic scenario (B) (Net business profit before credit costs)	158.8	145.0	149.0	156.0	170.0
Change (B) - (A)	–	–	4.0	6.0	5.0
Risk scenario (C) (Net business profit before credit costs)	158.8	145.0	145.0	145.0	155.0
Change (C) - (A)	–	–	–	-5.0	-10.0

Assumption of scenarios

Optimistic scenario

Japanese economy will recover quickly in FY2004 and keep the pace after that.
Spread margin for deposits and loans will be wider in accordance with higher interest rate.

Risk scenario

Current slow economy will stay.
Spread margin for deposits and loans will shrink with continuous low interest rate environment.

Classified assets under Financial Reconstruction Law ("FRL")

Banking account (in billions of Yen)

	Mar. 2002 Actual (Non-consolidated)	Mar. 2002 Actual (Consolidated)	Mar. 2003 Actual (Non-consolidated)	Mar. 2003 Actual (Consolidated)
Bankrupt/Practically bankrupt	34.0	37.0	22.0	24.9
Doubtful (Kiken-saiken)	376.5	390.5	159.8	168.7
Substandard (Yo-kanri-saiken)	148.5	153.6	156.6	157.0
Total of (A), (B) and (C)	559.1	581.1	338.4	350.7
Ordinary assets (Seijo-saiken)	8,878.7	9,052.4	9,284.7	9,973.8
Total	9,437.8	9,633.5	9,623.1	10,324.5

Balances of provisions for possible loan losses (in billions of Yen)

	Mar. 2002 Actual (Non-consolidated)	Mar. 2002 Actual (Consolidated)	Mar. 2003 Actual (Non-consolidated)	Mar. 2003 Actual (Consolidated)
General reserve	82.3	84.0	87.5	88.2
Specific Reserve	133.4	136.2	47.6	49.9
Reserve for loans to restructuring countries	1.2	1.2	0.9	0.9
Total of reserve for possible loan losses	217.0	221.5	136.0	139.0
Reserve for possible losses for loans to CCPC	0.2	0.2	–	–
Reserve for supporting specific borrowers	–	–	–	–
Total	217.3	221.8	136.0	139.0

Classified assets under Financial Reconstruction Law ("FRL")

Trust account (in billions of Yen)

	Mar. 2002 Actual (Non-consolidated)	Mar. 2002 Actual (Consolidated)	Mar. 2003 Actual (Non-consolidated)	Mar. 2003 Actual (Consolidated)
Bankrupt/Practically bankrupt	13.2	(Note 1)	7.1	(Note 1)
Doubtful (Kiken-saiken)	47.9	(Note 1)	16.9	(Note 1)
Substandard (Yo-kanri-saiken)	68.9	(Note 1)	39.9	(Note 1)
Total of (A), (B) and (C)	130.0	(Note 1)	63.8	(Note 1)
Ordinary assets (Seijo-saiken)	1,749.1	(Note 1)	1,480.1	(Note 1)
Total	1,879.1	(Note 1)	1,544.0	(Note 1)

Balances of provisions for possible loan losses (in billions of Yen)

	Mar. 2002 Actual (Non-consolidated)	Mar. 2002 Actual (Consolidated)	Mar. 2003 Actual (Non-consolidated)	Mar. 2003 Actual (Consolidated)
Loan trust	18.6	(Note 1)	12.0	(Note 1)
Jointly-operated money trust	0.7	(Note 1)	0.8	(Note 1)
Total	19.3	(Note 1)	12.8	(Note 1)

(Note 1) None of the Bank's subsidiaries hold trust accounts.

Coverage ratios of loans classified under FRL

Non-consolidated

Banking account

		Mar. 2002	Mar. 2003
	Bankrupt/Practically bankrupt	100%	100%
	Doubtful	83%	86%
	Substandard	67%	75%
Total classified loans under FRL		80%	82%

Trust account

		Mar. 2002	Mar. 2003
	Bankrupt/Practically bankrupt	98%	100%
	Doubtful	69%	75%
	Substandard	59%	54%
Total classified loans under FRL		67%	65%

Banking + Trust account

		Mar. 2002	Mar. 2003
	Bankrupt/Practically bankrupt	99%	100%
	Doubtful	82%	85%
	Substandard	64%	71%
Total classified loans under FRL		77%	79%

Information on risk-managed loans

(in billions of Yen)

		Mar. 2002 Actual (Non-consolidated)	Mar. 2002 Actual (Consolidated)	Mar. 2003 Actual (Non-consolidated)	Mar. 2003 Actual (Consolidated)
Loans in bankruptcy proceedings	Banking a/c	13.1	13.4	14.6	14.9
	Trust a/c	6.4	6.4	5.8	5.8
Other delinquent loans	Banking a/c	392.7	394.5	164.4	166.1
	Trust a/c	54.5	54.5	18.0	18.0
Loans more than 3 months past due	Banking a/c	2.5	4.9	1.1	1.6
	Trust a/c	0.5	0.5	1.5	1.5
Restructured loans	Banking a/c	145.9	146.0	155.4	155.4
	Trust a/c	68.4	68.4	38.3	38.3
Interest rate reduction	Banking a/c	24.4	24.4	28.7	28.7
	Trust a/c	34.1	34.1	3.1	3.1
Interest payment rescheduled	Banking a/c	–	–	–	–
	Trust a/c	–	–	–	–
Loans to financially supported borrowers	Banking a/c	46.1	46.1	62.5	62.5
	Trust a/c	17.5	17.5	22.5	22.5
Principal payment rescheduled	Banking a/c	75.4	75.4	64.1	64.1
	Trust a/c	16.7	16.7	12.7	12.7
Others	Banking a/c	–	–	–	–
	Trust a/c	–	–	–	–
Total	Banking a/c	554.3	558.9	335.7	338.1
	Trust a/c	129.9	129.9	63.8	63.8
Partial direct write-off		277.0	281.8	151.6	157.4
Percentage of risk-managed loans (Banking a/c) (%)		6.22	6.26	3.66	3.70
Percentage of risk-managed loans (Trust a/c) (%)		6.92	6.92	4.13	4.13

Breakdown of credit costs

(Non-consolidated basis) (in billions of Yen)

	Mar. 2002 Actual	Mar. 2003 Actual	Mar. 2004 Projection
Expenses relating to problem loans (A)	99.1	80.7	60.0
Banking a/c	75.2	60.4	50.0
Net transfer to specific loan loss reserves	48.5	3.0	
Claims written-off and others (C)	28.6	57.7	
Claims written-off	31.5	40.3	
Losses on sale of loans to CCPC	0.3	–	
Losses on sale of loans to RCC	–	0.3	
Other losses on sale of loans	-3.2	17.0	
Losses on debt forgiveness	–	–	
Net transfer to reserve for losses on investment securities	-0.1	-0.0	
Net transfer to reserves for financial assistance to specific borrowers	–	–	
Net transfer to reserves for loans to restructuring countries	-1.8	-0.2	
Trust a/c	23.9	20.3	10.0
Claims written-off	22.8	17.5	
Losses on sale of loans to CCPC	1.6	1.6	
Losses on sale of loans to RCC	–	–	
Other losses on sale of loans	-0.5	1.1	
Net transfer to general reserve (B)	6.2	5.1	–
Total credit costs (A) + (B)	105.4	85.9	60.0

<reference>

Direct write-offs by appropriation of reserves (D)	46.4	88.7	
(C) + (D)	75.1	146.5	

(Consolidated basis) (in billions of Yen)

	Mar. 2002 Actual	Mar. 2003 Actual	Mar. 2004 Projection
Expenses relating to problem loans (A)	104.6	82.8	60.0
Banking a/c	80.6	62.5	50.0
Net transfer to specific loan loss reserves	53.3	4.7	
Claims written-off and others (C)	29.3	58.0	
Claims written-off	31.8	40.6	
Losses on sale of loans to CCPC	0.3	–	
Losses on sale of loans to RCC	–	0.3	
Other losses on sale of loans	-2.8	17.0	
Losses on debt forgiveness	–	–	
Net transfer to reserve for losses on investment securities	-0.1	-0.0	
Net transfer to reserves for financial assistance to specific borrowers	–	–	
Net transfer to reserves for loans to restructuring countries	-1.8	-0.2	
Trust a/c	23.9	20.3	10.0
Claims written-off	22.8	17.5	
Losses on sale of loans to CCPC	1.6	1.6	
Losses on sale of loans to RCC	–	–	
Other losses on sale of loans	-0.5	1.1	
Net transfer to general reserve (B)	5.3	5.0	
Total credit costs (A) + (B)	110.0	87.8	60.0

<reference>

Direct write-offs by appropriation of reserves (D)	50.1	90.1	
(C) + (D)	79.5	148.1	

Bankruptcies during FY2002

(in billions of Yen)

Internal rating	Internal ratings 1 year before bankruptcies		Internal ratings 6 month before bankruptcies	
	Number of bankruptcies	Amount	Number of bankruptcies	Amount
1	-	-	-	-
2	-	-	-	-
3	-	-	-	-
4	-	-	-	-
5	-	-	-	-
6	10	4.1	8	2.6
7	1	0.2	2	1.5
8	6	6.4	6	5.8
9	9	42.0	7	38.7
10	7	161.7	10	165.8
Total	33	214.5	33	214.5

Assets classified under the financial reconstruction law

(in billions of yen)

	Mar. 2003 Actual
Loans in bankrupt and practically bankrupt	29.0
Doubtful loans	176.7
Substandard loans	196.5
Ordinary assets	10,764.8
Total loan balance	11,167.0

Summary of unrealized gains/losses as of Mar. 2003
(Non-consolidated)

Securities (in billions of Yen)

		Book value	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Held to maturity	Securities	–	–	–	–
	Bonds	–	–	–	–
	Stocks	–	–	–	–
	Others	–	–	–	–
	Money trust	–	–	–	–
Subsidiaries/affiliates	Securities	47.4	–	–	–
	Bonds	–	–	–	–
	Stocks	24.3	–	–	–
	Others	23.1	–	–	–
	Money trust	–	–	–	–
Others	Securities	3,446.3	-19.8	91.0	110.8
	Bonds	1,103.3	8.4	8.5	0.0
	Stocks	580.1	-63.6	35.3	99.0
	Others	1,762.8	35.4	47.1	11.7
	Money trust	–	–	–	–

Others (in billions of Yen)

	Book value	Market value	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Premises used in Business	41.2	32.0	-9.1	0.2	9.4
Other real estate	–	–	–	–	–
Hedge-purpose derivatives	36.0	-36.0	-36.0	378.4	414.4

Financial derivatives reflected upon the statement of income

(in billions of Yen)

Interest related transactions	4.4
Interest swaps	1.7
Stock related transactions	0.0
Bond related transactions	-0.2
Currency related transactions	3.2
Credit derivative transactions	-0.1
Total	7.3

Summary of unrealized gains/losses as of Mar. 2003
(Consolidated)

Securities (in billions of Yen)

		Book value	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Held to maturity	Securities	18.0	0.6	0.9	0.3
	Bonds	–	–	–	–
	Stocks	–	–	–	–
	Others	18.0	0.6	0.9	0.3
	Money trust	–	–	–	–
Subsidiaries/affiliates	Securities	20.2	–	–	–
	Bonds	–	–	–	–
	Stocks	20.2	–	–	–
	Others	–	–	–	–
	Money trust	–	–	–	–
Others	Securities	3,445.7	-19.6	91.4	111.0
	Bonds	1,103.6	8.4	8.5	0.0
	Stocks	580.8	-63.6	35.4	99.0
	Others	1,761.2	35.5	47.4	11.9
	Money trust	–	–	–	–

Others (in billions of Yen)

	Book value	Market value	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Premises used in Business	41.2	32.0	-9.1	0.2	9.4
Other real estate	6.9	8.3	1.3	2.8	1.4
Hedge-purpose derivatives	36.4	-36.4	-36.4	378.4	414.8

Financial derivatives reflected upon the statement of income

	(in billions of Yen)
Interest related transactions	4.4
Interest swaps	1.7
Stock related transactions	0.0
Bond related transactions	-0.2
Currency related transactions	3.2
Credit derivative transactions	-0.1
Total	7.2

Derivative transactions

Summary of derivative transactions (in billions of Yen)

	Contract value		Credit risk equivalent	
	Mar. 2002	Mar. 2003	Mar. 2002	Mar. 2003
Futures	61,196.7	40,650.0	–	–
Interest swaps	21,342.2	19,456.6	428.3	596.7
Cross currency swaps	566.1	639.7	24.0	25.4
Forward foreign exchange	5,099.6	4,487.5	141.0	83.9
Interest options purchased	2,254.1	2,011.6	6.3	4.7
Currency options purchased	60.9	71.9	2.0	2.3
Other derivatives	2,145.7	4,036.6	–	23.1
Effect on netting agreement	–	–	-335.3	-463.4
Total	92,665.6	71,354.1	266.5	272.9

Credit risk by customers' rating
Mar. 2003 (Consolidated) (in billions of Yen)

	Customers with credit rating BBB/Baa or above	**Customers with credit rating BB/Ba or below**	**Others (Note 1)**	**Total**
Credit risk equivalent	243.4	16.8	12.8	272.9
Credit cost	0.4	0.3	0.2	0.9
Amount of credit risk	2.9	0.7	0.5	4.2

(Note 1) Including transaction with individual customers (foreign currency time deposits), and impact-loans to non-rated customers.